UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y0017S102
(CUSIP Number)

Mercuria Asset Holdings (Hong Kong) Limited Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JLT PH1-A0 Dubai UAE Attn: Henry Birt or Ghazi Mahmoodzaki S. Abualsaud
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Asset Holdings (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Energy Group Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*Mercuria Energy Group Holding Ltd. (“MEGH”) owns 78.8228% of the capital stock of Mercuria Energy Group Limited (“MEG”), which is 100% of the voting capital stock of MEG. Therefore, MEGH may be deemed to beneficially own the shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDJ Oil Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*Pursuant to the Memorandum of Association of Mercuria Energy Group Holding Ltd. (“MEGH”), MDJ has the right to appoint a majority of the directors to the board of directors of MEGH. Accordingly, MDJ may be deemed to beneficially own the shares which Mercuria Asset Holdings (Hong Kong) Limited (“Mercuria HK”) directly beneficially owns. Notwithstanding MDJ’s right to appoint a majority of the directors, certain actions of MEGH require the approval of 75% or 90% of the members, respectively, and therefore MDJ does not control all corporate actions of MEGH. As such, MDJ expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDJ Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*MDJ Partnership may be deemed to beneficially own these shares as the 100% owner of the capital stock of MDJ Oil Trading Limited (“MDJ”). MDJ Partnership hereby expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marco Dunand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
7,735,657*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
7,735,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,735,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Marco Dunand may be deemed to beneficially own these shares as the holder of 44.31% of the partnership interests in the capital stock of Mercuria Energy Group Holding Ltd. Owned by MDJ Oil Trading Ltd. Marco Dunand hereby expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Jaeggi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
6,569,460*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
6,569,460*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,569,460*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Daniel Jaeggi may be deemed to beneficially own these shares as the holder of 39.44% of the partnership interests in the capital stock of Mercuria Energy Group Holding Ltd. Owned by MDJ Oil Trading Ltd. Daniel Jaeggi hereby expressly disclaims beneficial ownership of such shares.

Schedule 13D/A

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the SEC on August 31, 2018 (the “Original Schedule 13D”) and the Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 9, 2018 (“Amendment No. 1”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D and Amendment No. 1.

This Amendment No. 2 is being filed to amend items 4 and 6 as follows:

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

“As previously disclosed, Mercuria HK had entered into the APA on November 5, 2018 to acquire substantially all of the assets of the Issuer and certain of its subsidiaries. On December 15, 2018, MEG and certain of its affiliates entered into that certain Restructuring Support Agreement, effective as of December 15, 2018 (the “RSA”), by and among Issuer, the Debtors, MEG and certain of its affiliates, the Official Committee of Unsecured Creditors of Aegean (as defined in the RSA), American Express Travel Related Services Company, Inc. and each unsecured creditor party signatory thereto, which, if approved by the Bankruptcy Court, will result in the termination of the APA.

Restructuring Support Agreement

On December 15, 2018, certain of the Debtors, including the Issuer, filed a motion with the Bankruptcy Court, wherein they requested entry of an order authorizing the Debtors to enter into and perform under the RSA. The RSA shall be implemented pursuant to the approval of a chapter 11 plan of reorganization (the “Plan”) filed in the Chapter 11 Cases of Issuer and the Debtors. Under the Plan (i) MEG and certain of its affiliates would acquire 100% of the issued and outstanding equity interests of the reorganized Issuer, (ii) all of the Debtors’ senior secured term loan debt would be reinstated, paid in full or receive such other treatment as agreed to by the holder of such debt and MEG and (iii) Issuer’s unsecured creditors would receive their pro rata share of (a) $40,000,000 in cash and (b) Class A Interests in the Litigation Trust (each as defined in the RSA) that are entitled to 100% of the recoveries on the litigation claims of the Issuer’s estate (after the first $18,000,000 recovered is paid to the entities that provided funding to the Litigation Trust).

The foregoing description of the RSA is qualified in its entirety by reference to the full text of the RSA, a copy of which is filed herewith as Exhibit 6 and incorporated herein by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 4 above summarizes certain provisions of the RSA. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, to the best of such Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock and aforementioned parties, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, that require reporting.”

Item 7.	Material to Be Filed as Exhibit

The following Exhibit is attached hereto, as set forth below.

Exhibit 6: Restructuring Support Agreement, by and among the Issuer, Debtors, MEG and certain of its affiliates, the Official Committee of Unsecured Creditors of Aegean, American Express Travel Related Services Company, Inc. and each unsecured creditor party signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated as of December 19, 2018.

MERCURIA ASSET HOLDINGS (HONG KONG) LIMITED

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

MERCURIA ENERGY GROUP LIMITED

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

MERCURIA ENERGY GROUP HOLDING LTD.

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

MDJ OIL TRADING LIMITED

By:	/s/ Patrick Burki
Name:	Patrick Burki
Title:	Director

MDJ PARTNERSHIP

By:	/s/ Marco Dunand
Name:	Marco Dunand
Title:	Partner

By:	/s/ Marco Dunand
Name:	Marco Dunand

By:	/s/ Daniel Jaeggi
Name:	Daniel Jaeggi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).